

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 26, 2009

Room 7010

Dale B. Herbst
Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

      Re: WII Components, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              File No. 333-115490

Dear Mr. Herbst:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Accounting Branch Chief